September 28, 2018

Jonathan P. Mow
Chief Executive Officer
PhaseBio Pharmaceuticals, Inc.
Regus Del Mar
12707 High Bluff Drive, Suite 200
San Diego, CA 92130

       Re: PhaseBio Pharmaceuticals, Inc.
           Registration Statement on Form S-1
           Filed September 21, 2018
           File No. 333-227474

Dear Mr. Mow:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed September 21, 2018

Business
PB1046 for the Treatment of Pulmonary Arterial Hypertension, page 88

1. We note your disclosure that you received a $2.8 million grant from the National Institutes of Health to support the development of PB1046 for the treatment of PAH in February
       2018. Please expand your disclosure to provide the material terms of the grant, including any conditions on funding, obligations under the grant and the intellectual property rights
 Jonathan P. Mow
PhaseBio Pharmaceuticals, Inc.
September 28, 2018
Page 2
       of each party. Please file as an exhibit any written agreements between the company and NIH pursuant to Item 601(b)(10) of Regulation S-K, or tell us why you do not believe this is required.
Index to Financial Statements
Notes to Financial Statements
2. Basis of Presentation and Significant Accounting Policies , page F-7

2. On page 88, you disclose your receipt of a $2.8 million grant from the National Institutes of Health in February 2018. Please disclose your accounting policy for recognizing and classifying grants received as well as the nature and amount of this grant, including any restrictions.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Tabatha Mccullom at 202-551-3658 or Jim Rosenberg at 202-551-
3679 if you have questions regarding comments on the financial statements and related matters.
Please contact Irene Paik at 202-551-6553 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameJonathan P. Mow
                                                            Division of
Corporation Finance
Comapany NamePhaseBio Pharmaceuticals, Inc.
                                                            Office of
Healthcare & Insurance
September 28, 2018 Page 2
cc:       Darren K. DeStefano - Cooley LLP
FirstName LastName